Exhibit (a)(1)(iv)

NICHOLAS FINANCIAL, INC.

Offer to Purchase for Cash

By its Wholly-Owned Indirect Subsidiary

Of Up to $70.0 million in Value of its Common Shares

At a Purchase Price Not Greater than $15.60 per Share

Nor Less Than $14.60 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 13, 2015, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

February 10, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Nicholas Financial, Inc., a Florida corporation (“NFI-Florida”), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash up to $70.0 million in value of the Common shares, no par value per share (the “Shares”), of Nicholas Financial Inc., a British Columbia, Canada corporation (the “Company” and, together with NFI-Florida, “Nicholas”), at a price not greater than $15.60 nor less than $14.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2015 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). NFI-Florida is a wholly-owned indirect subsidiary of the Company. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Letter of Transmittal.

WHILE FOR SIMPLICITY WE USE THE TERM “NICHOLAS” THROUGHOUT THIS DOCUMENT, INCLUDING IN SOME INSTANCES WITH RESPECT TO THE PURCHASE AND PAYMENT OF SHARES, YOU SHOULD UNDERSTAND THAT NFI-FLORIDA WILL BE PAYING FOR AND ACQUIRING THE SHARES THAT ARE TENDERED IN THE OFFER.

Nicholas will, upon the terms and subject to the conditions of the Offer, determine a single per Share price that it will pay for Shares properly tendered in the Offer and not properly withdrawn, taking into account the total number of Shares tendered and the prices specified by tendering shareholders. Nicholas will select the lowest purchase price, not greater than $15.60 nor less than $14.60 per Share (such purchase price, the “Final Purchase Price”), that will allow it to purchase $70.0 million in value of Shares, or such lower amount, but not less than $50.0 million in aggregate value of Shares, equal to the value of the Shares properly tendered and not properly withdrawn. If, based on the Final Purchase Price, Shares having an aggregate value of less than $70.0 million (but not less than $50.0 million) are properly tendered and not properly withdrawn, Nicholas will buy all Shares properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, Nicholas may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, Shares having an aggregate value in excess of $70.0 million are properly tendered and not properly withdrawn. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment. Shares not purchased in the Offer will be returned to the tendering shareholders at Nicholas’ expense promptly after the Expiration Date.

Nicholas reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, in each case subject to applicable law. Nicholas reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, in each case subject to applicable law.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value in excess of $70.0 million (or such greater amount as Nicholas may elect to pay, subject to applicable law) have been properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn before the Expiration Date, Nicholas will purchase Shares in the following order of priority: (i) first, from all holders of “odd lots” of less than 100 Shares who properly tender all their Shares at or below the Final Purchase Price and do not properly withdraw them before the Expiration Date (partial tenders will not qualify for this preference); (ii) second, from all other shareholders who properly tender Shares at or below the Final Purchase Price and do not properly withdraw them before the Expiration Date, on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase and with appropriate adjustment to avoid purchases of fractional Shares; and (iii) third, only if necessary to permit Nicholas to purchase $70.0 million in value of Shares (or such greater amount as Nicholas may elect to pay, subject to applicable law), from holders who have tendered Shares subject to the condition that a specified minimum number of the holder’s Shares be purchased if any Shares are purchased in the Offer as described in the Offer to Purchase (for which the condition was not initially satisfied) and who have not properly withdrawn them before the Expiration Date, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have tendered all of their Shares. Therefore, it is possible that Nicholas will not purchase all of the Shares tendered by a shareholder even if such shareholder tenders its Shares at or below the Final Purchase Price. Nicholas will return all Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices greater than the Final Purchase Price and Shares not purchased because of proration or conditional tenders, to the tendering shareholders at Nicholas’ expense, promptly after the Expiration Date. See Sections 1, 3 and 5 of the Offer to Purchase.

The Offer is conditioned on a minimum of $50.0 million in aggregate value of Shares being tendered. The Offer is also subject to a number of other terms and conditions. See Section 7 of the Offer to Purchase.

Ralph T. Finkenbrink, the Company’s Chairman of the Board, President and Chief Executive Officer, and Alton R. Neal and Scott Fink, non-employee directors of the Company, have advised Nicholas that they intend to tender 100,000, 25,850 and 6,100 Shares, respectively, in the Offer. The Company’s remaining directors and executive officers have advised Nicholas that they do not intend to tender their Shares in the Offer. See Section 11 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

3.	Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to Computershare Investor Services, Inc. (the “Depositary”) before the Expiration Date or if the procedure for book-entry transfer cannot be completed before the Expiration Date;

4.	A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to Computershare Investor Services, Inc., as Depositary for the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 13, 2015 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

For Shares to be tendered properly pursuant to the Offer, one of the following must occur: (1) the certificates for such Shares, or a confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as described in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 5:00 p.m., New York City time, on March 13, 2015 by the Depositary at an applicable address set forth on the back cover of the Offer to Purchase, or (2) shareholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Nicholas will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in Section 15 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Nicholas will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Nicholas, the Dealer Manager, the Information Agent or the Depositary, for purposes of the Offer. Nicholas will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares, except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, Morrow & Co., LLC, at: (855) 223-1287 (banks and brokers may call collect at: (203) 658-9400).

Very truly yours,

Janney Montgomery Scott LLC

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF NICHOLAS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.

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